                                   UNITED STATES

                         SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C. 20549

                                     FORM 11-K


/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                      For the fiscal year ended June 30, 1998

                                         OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to
                               -------------------    ------------------

Commission file number         33-88216
                        ------------------------------------------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                  SUNRISE MEDICAL INC. PROFIT SHARING/SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                Sunrise Medical Inc.
                           2382 Faraday Avenue, Suite 200
                            Carlsbad, California  92008

                                SUNRISE MEDICAL INC.
                            PROFIT SHARING/SAVINGS PLAN



              INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                          PAGE
 Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . .   1

 Financial Statements:

   Statements of Net Assets Available for Benefits at June 30, 1998 and
     1997  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    2

   Statement of Changes in Net Assets Available for Benefits for the year
     ended June 30, 1998   . . . . . . . . . . . . . . . . . . . . . . .    3

   Statement of Changes in Net Assets Available for Benefits for the year
     ended June 30, 1997   . . . . . . . . . . . . . . . . . . . . . . .    4

   Notes to Financial Statements   . . . . . . . . . . . . . . . . . . .    5

 Supplemental Schedules:

   Schedule I - Line 27a - Schedule of Assets Held for Investment Purposes
     at June 30, 1998  . . . . . . . . . . . . . . . . . . . . . . . . .   10

   Schedule II - Line 27d - Schedule of Reportable Transactions
     for the year ended June 30, 1998   . . . . . . . . . . . . . . . . .  11

                    INDEPENDENT AUDITORS' REPORT

The Board of Trustees of Sunrise Medical Inc. Profit Sharing/Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sunrise Medical Inc. Profit Sharing/Savings Plan (the Plan) as of June 30, 1998 and 1997, and the related statements of changes in net assets available for benefits for each of the years in the two-year period ended June 30, 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing
standards.   Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 1998 and 1997, and the changes in net assets available for benefits for each of the years in the two-year period ended June 30, 1998 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for benefits for each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   /s/ KPMG Peat Marwick LLP

San Diego, California
December 18, 1998

                                SUNRISE MEDICAL INC.
                            PROFIT SHARING/SAVINGS PLAN

                  Statements of Net Assets Available for Benefits

                               June 30, 1998 and 1997


                           ASSETS                          1998                   1997
                                                        -----------            ----------
 Investments, at fair value (note 3)                    $54,776,075            46,173,715
 Receivables:
      Employer's contribution                             2,246,877             2,401,219
      Participants' contributions                           291,787               284,756
                                                        -----------            ----------

           Net assets available for benefits            $57,314,739            48,859,690
                                                        -----------            ----------
                                                        -----------            ----------


                  See accompanying notes to financial statements.

                             SUNRISE MEDICAL INC.
                          PROFIT SHARING/SAVINGS PLAN

           Statement of Changes in Net Assets Available for Benefits
                        For the year ended June 30, 1998

                                                        American
                                                         Express          IDS            IDS New           IDS            IDS
                                                      Trust Income       Mutual        Dimenstions        Stock        Selective
                                                         Fund II          Fund            Fund            Fund           Fund
                                                      ------------     ---------       -----------      ---------      ---------
Additions to net assets attributed to:
Investment income:
Net gain (loss) on sale of investments and
   unrealized appreciation (depreciation), net        $   826,335        (87,485)       2,686,696        334,834           39,015
Interest and dividends                                         41      1,167,074        1,141,639        607,880          142,237
                                                      -----------      ---------       ----------      ---------        ---------

Net investment income (loss)                              826,376      1,079,589        3,828,335        942,714          181,252

Contributions:
Employer's                                                688,021        486,122          834,180        342,342          161,447
Participants'                                             847,555        686,525        1,310,346        608,620          238,335
Other (note 5)                                            331,529              -                -              -                -
                                                      -----------      ---------       ----------      ---------        ---------

Total additions                                         2,693,481      2,252,236        5,972,861      1,893,676          581,034

Deductions from net assets attributed to:
Vested benefits paid to participants                    2,437,387        869,638        1,444,473        429,883          215,454
                                                      -----------      ---------       ----------       ---------        ---------

Net increase (decrease) before interfund transfers        256,094      1,382,598        4,528,388      1,463,793          365,580

Interfund Transfers                                    (1,428,836)      (253,631)         469,370        224,492         (196,539)

Net increase (decrease)                                (1,172,742)     1,128,967        4,997,758      1,688,285          169,041

Net assets available for benefits:
Beginning of year                                      15,039,933      7,809,160       13,743,354      3,956,459        2,022,038
                                                      -----------      ---------       ----------      ---------        ---------

End of year                                           $13,867,191      8,938,127       18,741,112      5,644,744        2,191,079
                                                      -----------      ---------       ----------      ---------        ---------
                                                      -----------      ---------       ----------      ---------        ---------

                                                  IDS Franklin      Sunrise Medical,      American
                                                    Templeton         Inc. Pooled       Express Trust
                                                     Mutual           Common Stock      Equity Index        Loans to
                                                   Shares Fund           Fund             Fund II         Pariticipants     Total
                                                  -------------     ----------------    --------------    -------------     -----
Additions to net assets attributed to:
Investment income:
Net gain (loss) on sale of investments and
   unrealized appreciation (depreciation), net            (998)          (33,836)                 -              -       3,764,561
Interest and dividends                                       -            12,115                  -        197,647       3,268,633
                                                  ------------        ----------         ----------      ---------      ----------

Net investment income (loss)                              (998)          (21,721)                 -        197,647       7,033,194

Contributions:
Employer's                                              49,791           391,874             17,754              -       2,971,531
Participants'                                           40,724           496,521                  -              -       4,228,626
Other (note 5)                                               -                 -                  -              -         331,529
                                                  ------------        ----------         ----------      ---------      ----------

Total additions                                         89,517           866,674             17,754        197,647      14,564,880

Deductions from net assets attributed to:
Vested benefits paid to participants                    14,521           480,750                  -        217,725       6,109,831
                                                  ------------        ----------         ----------      ---------      ----------

Net increase (decrease) before interfund transfers      74,996           385,924             17,754        (20,078)      8,455,049

Interfund Transfers                                    508,579          (847,061)                 -      1,523,626               -

Net increase (decrease)                                583,575          (461,137)            17,754      1,503,548       8,455,049

Net assets available for benefits:
Beginning of year                                            -         5,091,310                  -      1,197,436      48,859,690
                                                  ------------        ----------         ----------      ---------      ----------
End of year                                            583,575         4,630,173             17,754      2,700,984      57,314,739
                                                  ------------        ----------         ----------      ---------      ----------
                                                  ------------        ----------         ----------      ---------      ----------

                  See accompanying notes to financial statements.

                                SUNRISE MEDICAL INC.
                            PROFIT SHARING/SAVINGS PLAN

              Statement of Changes in Net Assets Available for Benefits
                           For the year ended June 30, 1997

                                                         American
                                                         Express               IDS             IDS New          IDS         IDS
                                                       Trust Income           Mutual         Dimenstions       Stock     Selective
                                                         Fund II              Fund               Fund           Fund        Fund
                                                       ------------         ----------       -----------       ------    ---------
Additions to net assets attributed to:
Investment income:
Net gain (loss) on sale of investments and
   unrealized appreciation (depreciation), net       $    848,330             538,533         2,255,631        516,778       2,182
Interest and dividends                                          -             717,359           455,126        220,863     143,535
                                                     ------------           ---------        ----------      ---------   ---------
Net investment income (loss)                              848,330           1,255,892         2,710,757        737,641     145,717

Contributions:
Employer's                                              1,060,454             484,526           724,917        318,808     142,626
Participants'                                             917,590             643,913         1,147,515        478,188     189,460
                                                     ------------           ---------        ----------      ---------   ---------
Total additions                                         2,826,374           2,384,331         4,583,189      1,534,637     477,803

Deductions from net assets attributed to:
Vested benefits paid to participants                    2,137,874             790,485         1,233,344        448,564     226,006
                                                     ------------           ---------        ----------      ---------   ---------
Net increase (decrease) before interfund transfers        688,500           1,593,846         3,349,845      1,086,073     251,797

Interfund transfers                                        98,307             (60,095)         (106,366)       106,532     (41,552)
                                                     ------------           ---------        ----------      ---------   ---------
Net increase (decrease)                                   786,807           1,533,751         3,243,479      1,192,605     210,245

Net assets available for benefits:
Beginning of year                                      14,253,126           6,275,409        10,499,875      2,763,854   1,811,793
                                                     ------------           ---------        ----------      ---------   ---------
End of year                                          $ 15,039,933           7,809,160        13,743,354      3,956,459   2,022,038
                                                     ------------           ---------        ----------      ---------   ---------
                                                     ------------           ---------        ----------      ---------   ---------


                                                           Sunrise Medical,
                                                             Inc. Pooled
                                                             Common Stock                  Loans to
                                                                 Fund                    Pariticipants                  Total
                                                           ----------------              -------------               ----------
Additions to net assets attributed to:
Investment income:
Net gain (loss) on sale of investments and
   unrealized appreciation (depreciation), net             $  (1,000,092)                         -                   3,161,362
Interest and dividends                                            16,605                     99,577                   1,653,065
                                                           -------------                 ----------                 -----------
Net investment income (loss)                                    (983,487)                    99,577                   4,814,427

Contributions:
Employer's                                                       452,310                          -                   3,183,641
Participants'                                                    598,841                          -                   3,975,507
                                                           -------------                 ----------                 -----------
Total additions                                                   67,664                     99,577                  11,973,575

Deductions from net assets attributed to:
Vested benefits paid to participants                             367,021                    136,731                   5,340,025
                                                           -------------                 ----------                 -----------

Net increase (decrease) before interfund transfers              (299,357)                   (37,154)                  6,633,550
Interfund transfers                                             (194,987)                   198,161                           -
                                                           -------------                 ----------                 -----------

Net increase (decrease)                                         (494,344)                   161,007                   6,633,550

Net assets available for benefits:
Beginning of year                                              5,585,654                  1,036,429                  42,226,140
                                                           -------------                 ----------                 -----------
End of year                                                $   5,091,310                  1,197,436                  48,859,690
                                                           -------------                 ----------                 -----------
                                                           -------------                 ----------                 -----------

                   See accompanying notes to financial statements.

                                SUNRISE MEDICAL INC.
                            PROFIT SHARING/SAVINGS PLAN

                           Notes to Financial Statements

                                June 30, 1998 and 1997


(1)       DESCRIPTION OF PLAN

          The following description of the Sunrise Medical Inc. Profit Sharing/Savings Plan (the Plan) is provided for general information purposes only. The Plan is sponsored by Sunrise Medical Inc. and certain of its subsidiaries (the company), and the Plan's trustee and recordkeeper is American Express Trust Company (American Express), formerly IDS Bank & Trust (IDS). Participants should refer to the Plan document for a more complete description of the Plan's provisions.

          GENERAL

          The Plan is a defined contribution plan, and is generally available to all U.S. employees who have completed 60 days of service with the company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

          CONTRIBUTIONS

          The following types of contributions are allowable under the Plan:

          - Salary Deferral Contributions -- Participants may contribute up to 14% of their pre-tax earnings, as defined in the Plan document, subject to limitations. A participant's total tax-deferred contribution cannot exceed $10,000 in calendar year 1998 and $9,500 in calendar year 1997.

          - Matching Employer Contributions -- The company contributes matching amounts each Plan year. Salary deferral contributions were matched 100% up to a maximum of $400 per participant for the Plan years ended June 30, 1998 and 1997.

          - Discretionary Employer Contributions -- The company may make an additional profit sharing contribution to those eligible participants who have completed one year of service and are actively employed as of the last day of the Plan year. This contribution is limited to a maximum of 6% of the participant's eligible earnings and is allocated in proportion to each participant's earnings. For the year ended June 30, 1998 and 1997, the company made an additional profit sharing contribution equal to 4% of each participant's eligible earnings for all participants employed on the last day of the Plan's year end.

          - Post-tax Participant Contributions -- Post-tax contributions of up to 10% of a participant's earnings may be contributed to the Plan.

          - Rollover Contributions -- Amounts distributed to participants from other qualified employee benefit plans may be rolled into the Plan.

          All contributions are allocated to the Plan's investment funds at the direction of the participants.

          The total annual addition to a participant's account may not exceed the lesser of $30,000 or 25% of the participant's taxable net earnings.

          PARTICIPANT ACCOUNTS

          Each participant's account is credited with the participant's contributions and an allocation of (a) the Company's contribution (matching employer and discretionary employer) and (b) fund earnings. Allocations are based on participant earnings or account balances, as defined in the Plan

                                SUNRISE MEDICAL INC.
                            PROFIT SHARING/SAVINGS PLAN

                           Notes to Financial Statements

          document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          VESTING

          Participants are immediately vested in their contributions, matching employer contributions, rollover contributions and related earnings thereon.

          Full vesting in the discretionary employer contributions occurs at the earliest of the following dates:

          -    Completion of five vesting years of service;

          -    Participant's death;

          -    Participant becomes disabled as defined under the Plan;

          -    Participant's normal retirement date; or

          -    Upon termination or partial termination of the Plan.

          Participants become partially vested in the discretionary employer contributions at 25% increments per plan year after completing 1,000 hours of service. Union discretionary contributions are vested after five years of service.

          INVESTMENT OPTIONS

          Participants may allocate their contributions to any combination of the following investment choices managed by American Express:



     NAME OF MUTUAL FUND                        TYPE OF INVESTMENTS
-------------------------------       ---------------------------------------
American Express Trust                A collective investment fund that seeks
Income Fund II                        a steady rate of return by investing in
                                      Guaranteed  Investment Contracts (GICs)
                                      and money market instruments.

IDS Mutual Fund                       A growth and income fund that invests
                                      in bonds, common stocks and notes.



IDS New Dimensions Fund               An aggressive growth fund that invests
                                      primarily in common stocks of companies
                                      with excellent technology, marketing, or
                                      management.

                                       6

                                SUNRISE MEDICAL INC.
                            PROFIT SHARING/SAVINGS PLAN

                           Notes to Financial Statements

     NAME OF MUTUAL FUND                        TYPE OF INVESTMENTS
-------------------------------       ---------------------------------------

IDS Stock Fund                        The fund seeks current income and
                                      growth of capital through investments
                                      in common stocks of companies.

IDS Selective Fund                    The fund seeks to provide current
                                      income with the preservation of capital
                                      and invests in the four highest grades
                                      of corporate bonds, government
                                      securities, and money market
                                      securities.

IDS Franklin Templeton                The fund seeks to achieve capital
     Mutual Shares Fund               appreciation and income growth by
                                      investing primarily in common and
                                      preferred stocks, bonds and convertible
                                      securities.  The fund may also invest
                                      in foreign securities.

Sunrise Medical Inc. Pooled           The fund aims for long-term capital
     Common Stock Fund                appreciation with 90% to 95% of the
                                      fund invested in the stock of Sunrise
                                      Medical Inc.

American Express Trust Equity         The fund's goal is to achieve a rate
     Index Fund II                    of return as close as possible to the
                                      return of the Standard & Poor's 500 Index.

          LOANS TO PARTICIPANTS

          Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the previous twelve months or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loans to Participants fund. Loan terms range from 1 month to 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to prime interest rate plus two percentage points. Interest rates range from approximately 9.5% to 11% at June 30, 1998. Principal and interest are paid ratably through payroll deductions.

          PAYMENT OF BENEFITS

          Benefits to participants or beneficiaries generally are payable as a lump sum equal to the value of their vested account upon retirement, disability, death or termination of the participant or termination of the Plan. Additionally, participants may withdraw their salary deferral contributions during financial hardships, as defined in the Plan document.

          INVESTMENT IN LIFE INSURANCE

          Participants, after five years of service, may elect to have all or a portion of their account held and invested in one or more life insurance policies, subject to the rules of the Plan.

                                SUNRISE MEDICAL INC.
                            PROFIT SHARING/SAVINGS PLAN

                           Notes to Financial Statements

          ADMINISTRATIVE EXPENSES

          Plan administrative expenses are funded first by participant fees and then by forfeitures. Plan administrative expenses were $121,108 and $96,021 in 1998 and 1997, respectively. Forfeitures totaled $88,504 and $68,574 for the years ended June 30, 1998 and 1997, respectively.

(2)       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          BASIS OF ACCOUNTING

          The financial statements of the Plan are prepared using the accrual method of accounting.

          INVESTMENT VALUATION AND INCOME RECOGNITION

          The Plan's investments are stated at fair value. Fair value is determined by American Express based on quoted market prices for the underlying assets within each fund and based on contract value for benefit responsive guaranteed investment contracts from insurance companies. Company stock is valued using quoted market prices. Loans to participants are valued at cost, which approximates fair value. Life insurance contracts are allocated contracts, the premiums for which are treated as distributions, with the cash value excluded from Plan assets.

          Purchases and sales of securities are recorded on a trade-date basis.

          USE OF ESTIMATES

          The plan sponsor and administrator have made a number of estimates and assumptions relating to the reporting of net assets available for benefits and changes in net assets available for benefits to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(3)       INVESTMENTS

          The Plan's investments consist primarily of collective investment funds and common stock. The Plan's investments in collective investment funds are held by the American Express Trust Income Fund II, IDS Mutual Fund, IDS New Dimensions Fund, IDS Stock Fund, IDS Selective Fund, IDS Franklin Templeton Mutual Shares Fund and American Express Trust Money Market Fund I, which are IDS-administered trust funds. Investments in the Sunrise Medical Inc. Pooled Common Stock Fund primarily consist of the common stock of Sunrise Medical Inc. The Plan's investment consist of the following at June 30:

                                                     1998            1997
                                                 -----------      -----------
 American Express Trust Income Fund II *         $13,385,132      $14,233,678
 IDS Mutual Fund *                                 8,393,516        7,267,100
 IDS New Dimensions Fund *                        18,060,706       13,175,109
 IDS Stock Fund *                                  5,354,571        3,682,194
 IDS Selective Fund                                2,073,482        1,907,071
 IDS Franklin Templeton Mutual Shares Fund           528,437            -
 Sunrise Medical Inc. Pooled Common Stock
 Fund *                                            4,072,126        4,474,132
 American Express Trust Money Market Fund I          206,867          236,742
 Loans to participants                             2,701,238        1,197,689
                                                 -----------      -----------
                                                 $54,776,075      $46,173,715
                                                 -----------      -----------
                                                 -----------      -----------

* Represents more than 5% of total plan assets

                                SUNRISE MEDICAL INC.
                            PROFIT SHARING/SAVINGS PLAN

                           Notes to Financial Statements

(4)       PLAN TERMINATION

          Although it has not expressed any intent to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, or partial termination, participants will become 100% vested in their accounts.

(5)       OTHER CONTRIBUTIONS

          Included in other contributions for the year ended June 30, 1998, are the proceeds of the settlement of a Class Action Securities Litigation Suit. The proceeds will be allocated to current and former participants who purchased the common stock of the company through the Plan during the period from October 27, 1993 to October 26, 1995 if they continued to own the stock on October 27, 1995.

(6)       INCOME TAXES

          The Internal Revenue Service has determined and informed the company by a letter dated April 21, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

                                                                    SCHEDULE 1

                                SUNRISE MEDICAL INC.
                            PROFIT SHARING/SAVINGS PLAN

             Line 27a - Schedule of Assets Held for Investment Purposes

                                   June 30, 1998


           IDENTITY OF ISSUE,                   DESCRIPTION OF INVESTMENT, INCLUDING
           BORROWER, LESSOR                  MATURITY DATE, RATE OF INTEREST, COLLATERAL,                            CURRENT
           OR SIMILAR PARTY                              PAR OR MATURITY VALUE                    COST                VALUE
  ---------------------------------------------------------------------------------------      -----------         -----------
  *      American Express Trust              Mutual Fund                                       $11,546,511         $13,385,132
            Income Fund II                    747,356 shares at $17.91 per share

  *      IDS Mutual Fund                     Mutual Fund                                         7,696,359           8,393,516
                                              585,363 shares at $14.34 per share

  *      IDS New Dimensions Fund             Mutual Fund                                        12,194,495          18,060,706
                                              648,243 shares at $27.86 per share

  *      IDS Stock Fund                      Mutual Fund                                         4,456,286           5,354,571
                                              195,451 shares at $27.40 per share

  *      IDS Selective Fund                  Mutual Fund                                         2,053,435           2,073,482
                                              224,183 shares at $9.25 per share

  *      IDS Franklin Templeton              Mutual Fund                                           533,775             528,437
            Mutual Shares Fund                23,351 shares at $22.63 per share

  *      Sunrise Medical Inc.                Sunrise Medical Inc. Pooled Common Stock Fund       5,604,435           4,072,126
                                              271,475 shares at $15.00 per share

  *      American Express Trust              Money Market                                          206,867             206,867
            Money Market Fund I               206,867 shares at $1.00 per share

  *      Loans to participants               Interest rate ranges from 9.5% to 11%               2,701,238           2,701,238
                                                                                               -----------         -----------
                                             Balance at June 30, 1998                          $46,993,401         $54,776,075
                                                                                               -----------         -----------
                                                                                               -----------         -----------

*    Party-in-interest

                  See accompanying independent auditor's report.

                                                                     SCHEDULE 2

                                SUNRISE MEDICAL INC.
                            PROFIT SHARING/SAVINGS PLAN

                   Line 27d - Schedule of Reportable Transactions

                          For the year ended June 30, 1998



                                                                                                    CURRENT
                                                                       EXPENSES                     VALUE OF
 IDENTITY                                                              INCURRED                     ASSET ON        NET
 OF PARTY     DESCRIPTION      PURCHASE       SELLING       LEASE        WITH         COST OF      TRANSACTION    GAIN OR
 INVOLVED     OF ASSET         PRICE (1)      PRICE (1)     RENTAL    TRANSACTION     ASSET (1)      DATE (1)      (LOSS)
----------------------------------------------------------------------------------------------------------------------------
 IDS          Mutual Fund      $2,486,083                                                           2,486,083
                                               1,272,183                             1,253,400      1,272,183       18,783



 American     Trust Income      2,870,665                                                           2,870,665
 Express      Fund II                         $4,549,412                             4,423,286      4,549,413     $126,127



 IDS          New Dimensions    5,083,516                                                           5,083,516
              Fund                             2,882,795                             2,706,587      2,882,795      176,208


 IDS          Stock Fund        2,067,838                                                           2,067,838
                                                 726,975                               701,046        726,975       25,929


 Sunrise      Pooled Common     3,113,232                                                           3,113,232
 Medical Inc. Stock Fund                       1,076,202                             1,069,847      1,076,202        6,355


 American     Trust Money       2,407,151                                                           2,407,151
 Express      Market Fund I                    2,436,423                             2,436,423      2,436,423



(1)  Series of transactions

                  See accompanying independent auditor's report.

                                     SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



December 18, 1998              Sunrise Medical Inc. Profit Sharing/Savings Plan
                               ------------------------------------------------
                                                (Name of Plan)



                                /s/ Richard H. Chandler
                               ------------------------------------------------
                                Richard H. Chandler
                                Plan Administration Committee Member



                                /s/ Ted N. Tarbet
                               ------------------------------------------------
                                Ted N. Tarbet
                                Plan Administration Committee Member

                                  EXHIBIT INDEX

   EXHIBIT NUMB                    DESCRIPTION
-------------------        -------------------------------------------------
   23.1                    Consent of KPMG Peat Marwick LLP
